UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MITEL NETWORKS CORPORATION

(Exact name of the registrant as specified in its charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of Mitel Networks Corporation (“Mitel”, “we”, “us” or “our”) for the year ended December 31, 2014 has been prepared and filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934.

We design and manufacture IP telephony equipment consisting of IP and Digital telephone sets, IP systems controllers and various telephony peripherals. These products come in a number of models with differing features and capabilities. These products are sold worldwide through our dealer networks. Typical end customers for our products are small to medium businesses, hospitality industry and call centers. We also develop and sell the proprietary software used in these telecommunication systems.

Although we do not manufacture our products, we do design our products ourselves and specify to the contract manufacturers which electronic components and suppliers to purchase from. As such, we know that many of our hardware products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products. Conflict minerals can originate from many countries and we have taken the position that we will take all reasonable measures to ensure our products do not contain minerals that originate from the DRC or are originating from conflict free sources in the DRC.

Conflict Minerals Disclosure

We undertook due diligence measures (as set forth in our report on Exhibit 1.01 attached hereto), including surveying our direct suppliers through an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain. Currently, we do not have sufficient information from our suppliers or other supply sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.

In addition to the report being filed as Exhibit 1.01 attached hereto, our Conflict Minerals Report is also available at http://investor.mitel.com. Furthermore, our Conflict Minerals Policy is available at http://mitel.ca/node/33661. Except as expressly provided herein, the information on, or that can be accessed through, our website is not part of or incorporated into this Form SD.

Item 1.02:	Exhibit

See Item 2.01 below.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report of Mitel Networks Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MITEL NETWORKS CORPORATION

Date: June 1, 2015	By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: General Counsel and Corporate Secretary